Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus Investment Funds:

We have examined management's assertion, included in the
accompanying Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940,
that The Dreyfus Investment Funds (the "Trust"), which is
comprised of Dreyfus/Newton International Equity Fund,
Dreyfus/Standish Fixed Income Fund, Dreyfus/Standish
Global Fixed Income Fund, Dreyfus/Standish Intermediate
Tax Exempt Bond Fund, Dreyfus/Standish International
Fixed Income Fund, Dreyfus/The Boston Company Emerging
Markets Core Equity Fund, Dreyfus/The Boston Company
International Core Equity Fund, Dreyfus/The Boston Company
International Small Cap Fund, Dreyfus/The Boston Company
Large Cap Core Fund, Dreyfus/The Boston Company
Small Cap Growth Fund, Dreyfus/The Boston Company Small
Cap Tax Sensitive Fund,Dreyfus/The Boston Company Small
Cap Value Fund, Dreyfus/The Boston Company Small Cap Value Fund
II, and Dreyfus/The Boston Company Small/Mid Cap Growth Fund (collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 as of June 30, 2009.
Management is responsible for the Funds' compliance with those requirements.
Our responsibility is to express an opinion on management's
assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States)
and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2009 and with respect to agreement of security purchases and sales, for the period from April 30, 2009
(the date of the Trust's last examination), through June 30, 2009:
1. 	Examination of The Bank of New York Mellon's
(the "Custodian")
security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged
or placed in escrow with brokers;
3.	Inspection of documentation of other securities
held in safekeeping by the Custodian but not included in
1. and 2. above;
4.	Reconciliation between the Funds' accounting records
and the Custodian's records as of June 30, 2009 and verified reconciling items;
5.         Confirmation of pending purchases for the Funds
as of June 30, 2009 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Funds as of
June 30, 2009 to documentation of corresponding subsequent cash receipts;
7.	Agreement of the Trust's trade tickets for two
purchases and two sales or maturities for the period April 30,
2009 (the date of the Trust's last examination) through
June 30, 2009, to the books and records of the Fund within the
Trust noting that they had been accurately recorded and
subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing Report on
Controls Placed in Operation and Tests of Operating
Effectiveness ("SAS 70 Report") for the period
October 1, 2007 through September 30, 2008 and noted no
relevant findings were reported in the areas of Asset
Custody and Control; and
9.	We inquired of the Custodian who concurred that
all control policies and procedures detailed in Section
III Control Objectives, Controls and Tests of Operating
Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from September 30, 2008 through June 30, 2009. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion.
Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2009, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
September 24, 2009

3


September 24, 2009


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus/Newton International Equity Fund, Dreyfus/Standish
Fixed Income Fund, Dreyfus/Standish Global Fixed Income Fund, Dreyfus/Standish Intermediate Tax Exempt Bond Fund, Dreyfus/Standish International Fixed Income Fund, Dreyfus/The Boston Company Emerging Markets Core Equity Fund, Dreyfus/The Boston Company International Core Equity Fund, Dreyfus/The Boston Company International Small Cap Fund, Dreyfus/The Boston Company Large Cap Core Fund, Dreyfus/The Boston Company Small Cap Growth Fund, Dreyfus/The Boston Company Small Cap Tax Sensitive Fund, Dreyfus/The Boston Company Small Cap Value Fund, Dreyfus/The Boston Company Small Cap Value Fund II, and Dreyfus/The Boston Company Small/Mid Cap Growth Fund, each a series of The Dreyfus
Investment Funds, (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2009 and from April 30, 2009 through June 30, 2009.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2009 and from April 30, 2009 through June 30,
2009 with respect to securities reflected in the investment accounts of the Funds.


Dreyfus Investment Funds

Robert Robol
Assistant Treasurer